Exhibit 99.2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (“MD&A”)

Cautionary Note Regarding Forward-Looking Statements
This MD&A contains “forward-looking statements” within the meaning of the U.S. federal securities laws. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on us and include statements concerning, among other things, our plans, strategies and prospects, both business and financial. Although we believe our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot give any assurance that we either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. Forward-looking statements in this Report include, but are not limited to, statements about:

•our future financial performance, including funding expansion plans and opportunities;
•our ability to continue as a going concern;
•changes in our strategy, including our focus on the U.S. markets, future operations, financial condition, estimated revenues and losses, projected costs, prospects and plans;
•our ability to coordinate with the U.S. National Oceanic and Atmospheric Administration (“NOAA”) Commercial Remote Sensing Regulatory Affairs agency to assure an understanding of regulations as they evolve;
•the implementation, market acceptance and success of ours business model;
•our expectations surrounding capital requirements as we seek to build and launch more satellites;
•our expectations surrounding the growth of our commercial platform as a part of our revenues;
•our ability to conduct remaps of the planet with increasing regularity or frequency as we increase the number of our satellites;
•our ability to productize our internal data analytics platform;
•our plans to grow our constellation of satellites;
•the expected performance of our Space Systems business line;
•our ability to launch satellites less expensively than our competitors; and
•our ability to increase satellite production to meet demand and reach our mapping goals.

Many actual events and circumstances are beyond the control of the Company. Many factors could cause actual future results to differ materially from the forward-looking statements in this Report, including but not limited to:

•our ability to generate revenue as expected;
•our ability to continue as a going concern;
•our ability to execute our strategic realignment and focus on the U.S. market;
•our ability to effectively market and sell our EO services and to convert contracted revenues and our pipeline of potential contracts into actual revenues
•our ability to obtain the requisite approvals to license our constellation with the NOAA;
•the potential loss of one or more of our largest customers;
•the considerable time and expense related to our sales efforts and the length and unpredictability of our sales cycle;
•risks and uncertainties associated with defense-related contracts;
•risks related to our pricing structure;

•our ability to scale production of our satellites as planned;
•unforeseen risks, challenges and uncertainties related to our expansion into new business lines;
•our dependence on third parties, including SpaceX, to transport and launch our satellites into space;
•our reliance on third party vendors and manufacturers to build and provide certain satellite components, products, or services, and the inability of these vendors and manufacturers to meet our needs;
•our dependence on ground station and cloud-based computing infrastructure operated by third parties for value added services, and any errors, disruption, performance problems, or failure in their or our operational infrastructure;
•risk related to certain minimum service requirements in our customer contracts;
•market acceptance of our EO services and our dependence upon our ability to keep pace with the latest technological advances;
•our ability to identify suitable acquisition candidates or consummate acquisitions on acceptable terms, or our ability to successfully integrate acquisitions;
•competition for geospatial intelligence, imagery and related data analytic products and services;
•challenges with international operations or unexpected changes to the regulatory environment in certain markets;
•unknown defects or errors in our products;
•risks related to the misconduct of our employees or other improper activities in which they may engage;
•risk related to the capital-intensive nature of our business and our ability to raise adequate capital to finance our business strategies;
•risks related to the failure of our customers to pay us in accordance with the terms of their agreements;
•uncertainties beyond our control related to the production, launch, commissioning, and/or operation of our satellites and related ground systems, software and analytic technologies;
•the failure of the market for geospatial intelligence, imagery and related data analytics to achieve the growth potential we expect;
•risks related to our satellites and related equipment becoming impaired;
•risks related to the failure of our satellites to operate as intended;
•production and launch delays, launch failures, and damage or destruction to our satellites during launch;
•significant risks and uncertainties related to our insurance that may not be covered by insurance; and
•the impact of natural disasters, unusual or prolonged unfavorable weather conditions, epidemic outbreaks, terrorist acts and political events on our business and satellite launch schedules.

Risks, uncertainties and events may cause actual results to differ materially from the expectations described in our forward-looking statements.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Item 3.D “Risk Factors” of the Company’s Annual Report on Form 20-F filed on April 27, 2023 (our “2022 Annual Report”) and other documents filed or to be filed by the Company from time to time with the U.S. Securities and Exchange Commission (“SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company can give no assurance that it will achieve its expectations.

Company Overview
Our predecessor in interest was founded in 2010 and we were founded in 2014, to help solve some of the greatest challenges of our time: resource utilization and distribution. From tradeoffs between food, energy and water supplies, to monitoring the impact of natural disasters, global health and humanitarian crises in the midst of a looming climate emergency, access to a continually refreshed source of global, high-quality data is critical to confronting some of the world’s most crucial issues. We are committed to creating a fully automated and searchable earth observation (“EO”) catalog, and we believe we are uniquely positioned to provide the data that is critical to better inform decision-making aimed at addressing these challenges.
We are the first vertically integrated geospatial analytics company, and we are building the first scalable, fully automated EO platform with the ability, when scaled, to remap the entire planet at both high-frequency and high-resolution, providing accessible and affordable solutions for our customers. We plan to democratize access to geospatial data by providing planetary insights at what we believe to be the lowest cost in the industry, ultimately driving better decision-making across a broad range of industries including agriculture, forestry, energy, financial services, and cartography.
We have created a highly scalable, vertically integrated and competitive operating model. We design the core components that go into developing and manufacturing our satellites to be mission specific. We manufacture many of our components, but we also partner with third parties to manufacture certain other components to our design specifications. We assemble, integrate and test the components and satellites in our facilities. This vertical integration provides a significant cost advantage, enabling us to produce and launch satellites for less than one-tenth the cost of our competitors on average. Additionally, we own all our key intellectual property, and our patented technology allows us to capture approximately 10x more imagery than our competitors on average. Taken together, we are achieving over 60x better unit economics than our closest peers in the NewSpace sector and more than 100x better unit economics than legacy competitors. Additionally, we are well positioned to compete effectively in the existing EO market that is currently supply-constrained and consists primarily of government and defense and intelligence (“D&I”) customers. At June 30, 2023, we have 38 commercial satellites in orbit. Of our 38 satellites as of the date of this report, 29 are presently delivering multispectral imagery and/or hyperspectral imagery, seven are in the process of being commissioned, one is used for testing, and one has subsequently deorbited in early September 2023. Over the near term, we will take a measured approach to expanding our constellation, with our long-term vision to reach a constellation size of approximately 200 satellites and to have the capability to conduct daily remaps of the entire planet.
Our strategy is focused along three unique business lines: Asset Monitoring, Constellation-as-a-Service (“CaaS”), and Space Systems. These business lines will allow us to serve the existing EO market and begin to democratize access to a host of new EO customers.

In August 2023, we strategically realigned our business in an effort to capture high value opportunities in the U.S. market, focusing resources on what we believe to be our highest growth opportunities, while sustaining core customers and operating a lean organization.

We continue to expect that our Asset Monitoring business will represent the most predictable revenue stream, and we anticipate that it will be among the primary drivers of the business going forward. Every day, both government and commercial customers task our satellites around the world to monitor assets and to keep up with their changing reality. D&I customers look at ports, airfields or build-up of military equipment; mining companies monitor the environmental impact of their operations; and insurance companies are interested in building baselines and quickly assessing property damage as it occurs. With the largest available sub-meter capacity, high quality imagery and superior unit economics, we can support a growing number of customers around the world.

Our CaaS business – that we previously referred to as Dedicated Satellite Constellation – offers governments around the world the ability to control satellites on top of specific areas of interest. We anticipate that our CaaS line of business will provide us with a strong recurring-revenue base in the government and D&I market over time.

In 2022, we established Space Systems, effectively satellite sales and support, to meet the needs of customers interested in our technology and capability that have a need or desire to own the satellites being utilized to capture imagery. As such, Space Systems leverages our ability to quickly build and launch high quality, sub-meter satellites at a low cost to meet the needs of our customers. We have built a vertically integrated satellite manufacturing capability that is critical in achieving our low-CAPEX cost and ultimately reaching our unit-economic targets for our Asset Monitoring business. Vertical integration enables us to manage our supply chain and navigate evolving global supply issues without having an adverse impact to our satellite manufacturing schedule. Our fast satellite build-to-launch cycles can progress from purchase order to commissioning in orbit in as little as eight months.

Currently, our revenue is derived primarily from selling imagery through our Asset Monitoring and CaaS lines of business.

Merger Transaction

On January 25, 2022 (the “Closing Date”), Satellogic Inc. (“Satellogic” or the “Company”), a limited liability company incorporated under the laws of the British Virgin Islands (“BVI”), consummated the transactions contemplated by the Agreement and Plan of Merger dated as of July 5, 2021 (the “Merger Agreement” ), by and among the Company, CF Acquisition Corp. V, a Delaware corporation (“CF V and now known as “Satellogic V Inc.”), Ganymede Merger Sub 1 Inc., a business company with limited liability incorporated under the laws of the BVI and a direct wholly owned subsidiary of the Company (“Target Merger Sub”), Ganymede Merger Sub 2 Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“SPAC Merger Sub”), and Nettar Group Inc. (d/b/a Satellogic), a limited liability company incorporated under the laws of the BVI (“Nettar”).

The Merger resulted in cash proceeds of $168 million, after transaction expenses and debt repayment, through the contribution of cash held in CF V’s trust account, net of redemptions by CF V’s public stockholders, and a concurrent PIPE offering led by SoftBank’s SBLA Advisers Corp. and CF&Co., among other top-tier institutional investors, and the Liberty Investment. See Note 4 (Reverse Recapitalization) to the Condensed Consolidated Financial Statements for additional details.

Nettar Group Inc. is the holding company of Satellogic group prior to the Merger and was incorporated on October 7, 2014 under the laws of the BVI as an International Business Company. The registered office is located at Kingston Chambers BOX 173 C/O Maples Corporate Services BVI LTD Road Town, Tortola D8 VG1110.
References to “Nettar” contained herein refer to Nettar Group Inc. prior to the mergers, and references to “the Company” or “Satellogic” refer to Satellogic Inc. prior to the mergers and to the combined company following the Merger.
On January 26, 2022, the combined company began trading under the name Satellogic Inc. Its common stock trades on Nasdaq under the ticker symbol "SATL" and its warrants trade on Nasdaq under the ticker symbol "SATLW".

Recent Developments
In January 2023, we began providing service under a $5.7 million, three-year, constellation-as-a-service sales agreement. Revenue is recognized over the contract term.
In March 2023, we partnered with SkyFi, a leading provider of EO data, to allow discerning EO customers to task our satellites directly through the SkyFi platform, expanding the availability of our affordable satellite imagery.

On July 30, 2023, we filed an application to license our constellation with the NOAA, which, if approved, will satisfy requirements for expanding business in the U.S. market enabling us to pursue U.S. government and allied contracts.

As mentioned above, in August 2023, we strategically realigned our business in an effort to capture high-value opportunities in the U.S. market, focusing resources on what we believe to be our highest growth opportunities, while sustaining core customers and operating a lean organization. To support this strategy, we appointed Matt Tirman, who previously served as our Chief Commercial Officer, to President. In his new role, Mr. Tirman will be primarily responsible for the execution of our realigned strategy and business plan as we pursue opportunities in the U.S. market. He will be assisted by our other recent appointments, Caitlin Kontgis, Senior Vice President of Commercial Growth, and Lorri Kohler, Senior Vice President of Operations.

In September 2023, Satellogic partnered with SkyWatch, a leader in the remote sensing data technology industry, to bring our highest resolution commercially available EO data to customers via the EarthCache platform, further expanding access to our EO data. EarthCache enables customers to browse archive data, as well as task new satellite imagery.
Key Components of Results of Operations
The following briefly describes the components of revenue and expenses as presented in our Condensed Consolidated Statements of Operations and Comprehensive Loss.
Basis of Presentation
We are an early-stage revenue company with limited commercial operations, and our activities to date have been conducted in South America, Asia, Europe and North America. Currently, we conduct business through one operating segment. The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and the rules and regulations of the SEC.
The accompanying Condensed Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.
The Condensed Consolidated Financial Statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the significant accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. The Condensed Consolidated Financial Statements are presented in United States thousands of dollars (hereinafter “US dollars” or “$”).
Revenue
Revenue is currently derived from our Asset Monitoring and CaaS business lines. We sell our imagery to Asset Monitoring customers as a single task and recognize revenue at a point-in-time through, while we enter into arrangements with CaaS customers that provide a stand-ready commitment and recognize revenue over time.
Cost of sales
Cost of sales includes direct costs related to ground stations, cloud and infrastructure costs and digital image processing.
General and administrative expenses
General and administrative expenses consist of the costs related to salaries, wages and other benefits, professional fees and stock-based compensation expense related to our back-office functions. Also included in administrative expenses are bad debt expense and other administrative expenses.

Research and development
Research and development expenses consist of the costs related to salaries, wages and other benefits, professional fees, stock-based compensation expense and other research and development related expenses.
Depreciation expense
Depreciation expenses includes depreciation of satellites and other property and equipment.
Other operating expenses
Other operating expenses consist of salaries, wages and other benefits, professional fees and stock-based compensation related to our sales and marketing, production and mission operations functions.
Finance income (expense), net
Finance income (expense), net is primarily comprised of interest income earned on our cash and cash equivalents during the six months ended June 30, 2023 and expense related to Debt prior to the Merger Transaction during the six months ended June 30, 2022.
Change in fair value of financial instruments
The Company’s warrant and earnout liabilities are subject to remeasurement to fair value at each balance sheet date. Changes in the fair value of these liabilities are recorded to the Change in fair value of financial instruments in the Condensed Consolidated Statements of Operations and Comprehensive Loss.
Other income, net
Other income, net consists mainly of differences related to foreign exchange gains and losses.
Income tax expense
We are not subject to taxation in the BVI, due to the 0% statutory tax rate, but we may be subject to withholding taxes paid at source on interest, dividends received and paid in the various jurisdictions in which we operate, other fixed, annual, determinable or periodic income, and/or income earned in other jurisdictions where we have operations. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities where we operate. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where we operate and generate taxable income. Deferred income tax is provided using the liability method on temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.
Key Financial Performance Indicators
We monitor a number of financial performance and liquidity measures on a regular basis in order to track the progress of our business. Included in these financial performance and liquidity measures are the non-GAAP measures, Non-GAAP EBITDA, Non-GAAP Adjusted EBITDA and Non-GAAP Free Cash Flow. We believe these measures provide analysts, investors and management with helpful information regarding the underlying operating performance of our business, as they remove the impact of items that we believe are not reflective of our underlying operating performance. The non-GAAP measures are used by us to evaluate our core operating performance and liquidity on a comparable basis and to make strategic decisions. The non-GAAP measures also facilitate company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation, capital expenditures and other non-cash items (i.e., depreciation, embedded derivatives, debt extinguishment and stock-based compensation) which may vary for different companies for reasons unrelated to operating performance. However, different companies may define these terms differently and accordingly comparisons might not be accurate. Non-GAAP EBITDA, Non-GAAP Adjusted EBITDA and Non-GAAP Free Cash Flow are not intended to be a substitute for any GAAP financial measure. For the definitions of Non-GAAP EBITDA, Non-GAAP Adjusted EBITDA and Non-GAAP Free Cash Flow and reconciliations to the most directly comparable GAAP measure, see “Non-GAAP Financial Measure Reconciliations” below.
The results of certain key business metrics are as follows:

	Six Months Ended June 30,
(in thousands of U.S. dollars)	2023	2022
Revenue	$3,184	$2,388
Net loss	(29,851)	(8,121)
EBITDA	(19,114)	2,095
Adjusted EBITDA	(23,775)	(26,673)
Net cash used in operating activities	(26,313)	(34,487)
Free cash flow	(36,241)	(50,222)
Results of Operations
Comparison of Results for the Six Months Ended June 30, 2023 and 2022
Results of operations are as follows:

	Six Months Ended June 30,		2023 vs 2022
(in thousands of U.S. dollars)	2023	2022	$ Change	Percent Change
Revenue	$3,184	$2,388	$796	33%
Costs and expenses
Cost of sales, exclusive of depreciation shown separately below	2,113	1,329	784	59
General and administrative expenses	9,867	24,609	(14,742)	(60)
Research and development	5,827	5,716	111	2
Depreciation expense	8,610	6,485	2,125	33
Other operating expenses	13,078	13,736	(658)	(5)
Total costs and expenses	39,495	51,875	(12,380)	(24)
Operating loss	(36,311)	(49,487)	13,176	(27)
Other income (expense), net
Finance income (expense), net	1,082	(1,606)	2,688	(167)
Change in fair value of financial instruments	5,580	44,596	(39,016)	(87)
Other income, net	1,922	519	1,403	270
Total other income (expense), net	8,584	43,509	(34,925)	(80)
Loss before income tax	(27,727)	(5,978)	(21,749)	364
Income tax expense	(2,124)	(2,143)	19	(1)
Net loss	$(29,851)	$(8,121)	$(21,730)	268%
Revenue
Revenue increased $0.8 million, or 33%, to $3.2 million for the six months ended June 30, 2023 from $2.4 million for the six months ended June 30, 2022. The Company recognized revenue primarily from the selling of our imagery through our Asset Monitoring and CaaS lines of business. The increase was primarily due to a $0.8 million increase related to a new CaaS contract.

Cost of sales

Cost of sales, exclusive of depreciation, increased $0.8 million, or 59%, to $2.1 million for the six months ended June 30, 2023 from $1.3 million for the six months ended June 30, 2022. The increase was related to a $0.5 million increase in cloud services costs and a $0.3 million increase in ground station costs associated with our larger constellation of satellites in orbit relative to the prior year period.
General and administrative expenses

	Six Months Ended June 30,		2023 vs 2022
(in thousands of U.S. dollars)	2023	2022	$ Change	Percent Change
General and administrative expenses
Professional fees related to Merger transaction	$—	$11,862	$(11,862)	(100)%
Professional fees	2,018	2,513	(495)	(20)
Stock-based compensation	1,830	1,686	144	9
Salaries, wages, and other benefits	3,546	2,946	600	20
Bad debt expense	63	1,456	(1,393)	(96)
Insurance	1,414	2,040	(626)	(31)
Other administrative expenses	996	2,106	(1,110)	(53)
Total	$9,867	$24,609	$(14,742)	(60)%
General and administrative expenses decreased $14.7 million, or 60%, to $9.9 million during the six months ended June 30, 2023 from $24.6 million for the six months ended June 30, 2022. The decrease was primarily due to $11.9 million of professional fees, which were elevated during the six months ended June 30, 2022 as a result of the Merger, as well as a $1.4 million decrease in bad debt expense, and a $0.6 million decrease in insurance costs due to rate improvement on certain policies.
Research and development

	Six Months Ended June 30,		2023 vs 2022
(in thousands of U.S. dollars)	2023	2022	$ Change	Percent Change
Research and development
Salaries, wages, and other benefits	$3,927	$3,217	$710	22%
Stock-based compensation	621	972	(351)	(36)
Professional fees	189	245	(56)	(23)
Other research and development expenses	1,090	1,282	(192)	(15)
Total	$5,827	$5,716	$111	2%
Research and development expenses increased slightly by $0.1 million, or 2%, to $5.8 million during the six months ended June 30, 2023 from $5.7 million for the six months ended June 30, 2022. The increase was due primarily to severance costs in the amount of $0.7 million, partially offset by a decrease in stock-based compensation in the amount of $0.4 million, both resulting from workforce reductions during the six months ended June 30, 2023.
Depreciation expense increased $2.1 million, or 33%, to $8.6 million during the six months ended June 30, 2023 from $6.5 million for the six months ended June 30, 2022. The increase was due primarily to the larger constellation of satellites in orbit during the current period.

Other Operating Expenses

	Six Months Ended June 30,		2023 vs 2022
(in thousands of U.S. dollars)	2023	2022	$ Change	Percent Change
Other operating expenses
Salaries, wages, and other benefits	$6,797	$6,690	$107	2%
Stock-based compensation	390	1,827	(1,437)	(79)
Professional fees	951	1,271	(320)	(25)
Software expenses	2,698	2,236	462	21
Other operating income and expenses	2,242	1,712	530	31
Total	$13,078	$13,736	$(658)	(5)%
Other operating expenses decreased $0.7 million, or 5%, to $13.1 million for the six months ended June 30, 2023 from $13.7 million for the six months ended June 30, 2022. The decrease was primarily due to a $1.4 million decrease in stock-based compensation in the current period due to workforce reductions in 2023, partially offset by a $0.5 million increase in software expenses.
Finance Income (expense), net

	Six Months Ended June 30,		2023 vs 2022
(in thousands of U.S. dollars)	2023	2022	$ Change	Percent Change
Finance income (expense), net
Interest expense	$(3)	$(1,588)	$1,585	(100)%
Redeemable Series X preferred stock dividends	—	(97)	97	(100)
Other finance costs	(65)	(70)	5	(7)
Interest income	1,150	149	1,001	N/M
Total	$1,082	$(1,606)	$2,688	N/M
N/M: Not meaningful
Finance income was $1.1 million for the six months ended June 30, 2023 compared to finance expense of $1.6 million for the six months ended June 30, 2022. The change was due primarily to a $1.6 million decrease in interest expense associated with the retirement of debt and mezzanine equity in connection with the Merger in January 2022 and a $1.0 million increase in interest income on cash and cash equivalents due to increased interest rates.
Change in fair value of financial instruments
Change in fair value of financial instruments decreased $39.0 million, or 87%, to $5.6 million for the six months ended June 30, 2023 from $44.6 million for the six months ended June 30, 2022. The change was driven by the $39 million decrease in fair value of warrant, and earnout liabilities. The fair value of these instruments is driven primarily by our common stock price, generating gains during the six months ended June 30, 2023 and June 30, 2022.
Other income, net
Other income, net increased $1.4 million or 270% to $1.9 million for the six months ended June 30, 2023 from $0.5 million for the six months ended June 30, 2022. The increase was due to foreign currency exchange differences primarily generated by foreign exchange rate effects in operating activities (where expense is denominated in a foreign currency).

Income Tax
Income tax expense remained flat at $2.1 million for the six months ended June 30, 2023 as compared to the same period in 2022.
Non-GAAP Financial Measure Reconciliations
We have included reconciliations of non-GAAP EBITDA, non-GAAP Adjusted EBITDA and non-GAAP Free Cash Flow for the six months ended June 30, 2023 and 2022. Non-GAAP EBITDA, Non-GAAP Adjusted EBITDA and Non-GAAP Free Cash Flow are not intended to be a substitute for any GAAP financial measure.
We define Non-GAAP EBITDA as net income excluding interest, income taxes, depreciation and amortization. The Company did not incur amortization expense during the six months ended June 30, 2023 or 2022.
We define Non-GAAP Adjusted EBITDA as Non-GAAP EBITDA as further adjusted to exclude merger-related transaction costs, other financial income (which consists of foreign currency gains and losses), changes in the fair value of embedded derivative instruments and stock-based compensation.
We define Non-GAAP Free Cash Flow as net cash used in operating activities less payments for capital expenditures.
The following table presents a reconciliation of Non-GAAP EBITDA and Non-GAAP Adjusted EBITDA to its net loss for the periods indicated.

	Six Months Ended June 30,
(in thousands of U.S. dollars)	2023	2022
Net loss	$(29,851)	$(8,121)
Plus interest expense	3	1,588
Plus income tax	2,124	2,143
Plus depreciation	8,610	6,485
Non-GAAP EBITDA	$(19,114)	$2,095
Plus Merger transaction costs	—	11,862
Less other income, net	(1,922)	(519)
Less change in fair value of financial instruments	(5,580)	(44,596)
Plus stock-based compensation	2,841	4,485
Non-GAAP Adjusted EBITDA	$(23,775)	$(26,673)
The following table presents a reconciliation of Non-GAAP Free Cash Flow to cash flows used in operating activities for the periods indicated.

	Six Months Ended June 30,
(in thousands of U.S. dollars)	2023	2022
Net cash used in operating activities	$(26,313)	$(34,487)
Less purchases of satellites and other property and equipment	(9,928)	(15,735)
Non-GAAP Free Cash Flow	$(36,241)	$(50,222)
Liquidity, Capital Resources and Going Concern

Our cash and cash equivalents are maintained in highly liquid investments with remaining maturities of 90 days or less at the time of purchase. As of June 30, 2023, we have $42.0 million in cash and cash equivalents on hand and no debt. Since our formation, we have devoted substantial effort and capital resources to the development of our satellite constellation and image technology. As of June 30, 2023, we have an accumulated deficit of $252.7 million, and for the six months ended June 30, 2023, we had net cash used in operating activities of $26.3 million.

As a result of the slower than anticipated revenue growth, we undertook cost and spending control measures in 2023. These actions primarily related to the moderation of capital expenditures, a reduction of certain discretionary spending, as well as a headcount reduction in both the first and third quarter of 2023 which totaled approximately 110 employees and represented approximately 25% of the total headcount at the beginning of 2023.

Currently, we primarily rely on our existing cash and cash equivalents balances to fund our business, including capital expenditures and our working capital requirements. Our current and future revenue depends largely on our ability to: 1) utilize our available satellite capacity with new and existing customers and 2) enter into new commercial relationships with new customers. There can be no assurance that we will attain positive cash flow from operations, and if we continue to experience negative cash flows, our existing cash and cash equivalents balances may be reduced, and we may be required to reduce capital expenditures, or make other changes to our operating structure which could have a material adverse effect on our business.

Given our current liquidity position and historical operating losses, we believe there is substantial doubt that we can continue as a going concern. Substantial doubt about an entity’s ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued.

We have, however, prepared the unaudited condensed consolidated interim financial statements included elsewhere in this Quarterly Report on a going concern basis, assuming that our financial resources will be sufficient to meet our capital needs over the next twelve months. Accordingly, our financial statements do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should we be unable to continue in operation.

In an effort to address our ability to continue as a going concern, we continue to seek and evaluate opportunities to raise additional capital through the issuance of equity or debt, or a combination of both. Until such time that we can generate revenue sufficient to achieve profitability, we expect to finance our operations through equity or debt financings, which may not be available to us on the timing needed or on terms that the Company deems to be favorable. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If we are unable to obtain sufficient financial resources, our business, financial condition and results of operations will be materially and adversely affected. There can be no assurance that we will be able to obtain the needed financing on acceptable terms or at all.

We are an early-stage growth company in the early stage of development, and subject to a number of risks associated with emerging, technology-oriented companies with a limited operating history, including, but not limited to, dependence on key individuals, a developing business model, initial and continued market acceptance of our services and protection of our proprietary technology. Our sales efforts involve considerable time and expense, and our sales cycle is long and unpredictable. We also have risks from competition from substitute products and services. All of these risks, as well as the risks set forth under Item 3D. “Risk Factors” of our Annual Report, could have an adverse impact on our business and financial prospects and cause us to seek additional financing to fund future operations.

Outlook

Our updated guidance is as follows:

(in Millions of U.S. dollars, except number of satellites)	2023	2024	2025
Satellites Launched into Constellation	12	8 - 12	5 - 9
Revenues	$10 - $20	$38 - $58	$60 - $90
Adjusted EBITDA	($45) - ($35)	($15) - $5	$5 - 25

As previously indicated in our 2022 Annual Report, we expect our 2023 revenue to be heavily weighted to the second half of the year and that reaching our revenue targets for 2023 will largely be dependent on closing opportunities within our Space Systems line of business. As we look to 2024 and beyond, we are focused on executing on our strategic realignment and growth opportunities in the U.S. market. We continue to expect our revenue will be driven by our further growth in Asset Monitoring, Constellation-as-a-Service, and Space Systems. We anticipate that Space Systems will contribute considerable per unit cash flow and strong gross margin. We are evaluating a range of strategic alternatives, including opportunities to raise additional capital, to best position our Company to deliver on its value proposition.

To moderate capital expenditures, we do not expect to launch any additional satellites until the first quarter of 2024, with our next scheduled launch to consist of six satellites on SpaceX’s Transporter 10 mission.

Our outlook is subject to substantial uncertainty. Our results are inherently unpredictable and may be materially affected by many factors, such as our long and unpredictable sales cycles, which involve considerable time and expense, and our ability to, among other things, execute on our strategic realignment and focus on growth opportunities in the U.S. market, implement appropriate sales strategies, including educating potential customers about the technical capabilities and value of our satellites and product offerings, prepare and operate high-throughput position factories, acquire sufficient quantities of third-party components and supplies, recruit and maintain adequate staffing, implement effective supplier strategy and supply chain management, and adopt manufacturing and quality control processes. Factors outside our control, such as changes in global economic and geopolitical conditions, inflation, interest rates, financial institution disruptions, supply chain constraints and other macroeconomic factors may also have a significant impact. All of these risks, as well as the risks set forth in our 2022 Annual Report, could materially and adversely impact our business and financial prospects and impair our ability to execute our business plan and achieve our revenue targets.
Cash Flows Summary
Presented below is a summary of the Company’s operating, investing and financing cash flows:

	Six Months Ended June 30,
(in thousands of U.S. dollars)	2023	2022
Net cash flows:
Net cash flows used in operating activities	$(26,313)	$(34,487)
Net cash flows used in investing activities	(9,928)	(15,682)
Net cash flows from financing activities	(19)	164,214
Net change in cash, cash equivalents and restricted cash	$(36,260)	$114,045
Cash Flows from Operating Activities
The cash flows used in operating activities to date have been primarily comprised of costs and expenses related to development of our products, payroll, fluctuations in accounts payable and other current assets and liabilities. As we reduced headcount and discretionary spending, net cash used by operations declined during 2023 as planned.

Cash flows used in operating activities are as follows:

	Six Months Ended June 30,
(in thousands of U.S. dollars)	2023	2022
Net loss	$(29,851)	$(8,121)
Adjustments for the impact of non-cash items (1)	4,849	(18,471)
Net loss adjusted for the impact of non-cash items	(25,002)	(26,592)
Changes in assets and liabilities
Accounts receivable (2)	(303)	(1,647)
Prepaids and other current assets(3)	168	(4,367)
Accounts payable (4)	(2,221)	280
Other(5)	1,045	(2,161)
Net cash used in operating activities	$(26,313)	$(34,487)
(1)Includes items such as depreciation, changes in the fair value of financial instruments, interest expense, stock-based compensation expense, allowance for doubtful accounts, changes in foreign currency and others.
(2)The change is primarily due to higher accounts receivable from our CaaS customer.
(3)The change is primarily due to lower prepaid expenses from lower advances to suppliers.
(4)The change is primarily due to the timing of payments.
(5)The change is primarily due to timing of payments and a decrease in contract liabilities.
Cash Flows from Investing Activities
Our cash flows used in investing activities to date have been primarily comprised of purchases of satellite components and other property and equipment. Investing activities have increased substantially as we ramp up satellite production activity and factory development in connection with expanding our production capacity.
Net cash used in investing activities was $9.9 million for the six months ended June 30, 2023, compared to $15.7 million for the six months ended June 30, 2022. The decrease in cash used in investing activities was primarily driven by the planned decrease in capital expenditures.
Cash Flows from Financing Activities
Net cash used by financing activities was $19 thousand for the six months ended June 30, 2023. Net cash provided by financing activities was $164.2 million during the six months ended June 30, 2022 which resulted from the consummation of the transactions contemplated by that previously announced Merger Agreement, as discussed above.
Debt
As of June 30, 2023 and December 31, 2022, we had no outstanding debt.
Critical Accounting Policies and Estimates
Our discussion and analysis of our financial condition and results of operations are based upon our unaudited condensed consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our unaudited condensed consolidated financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. The accounting policies that have been identified as critical to our business operations and to understanding the results of our operations pertain to revenue recognition, fair value of financial instruments, stock-based compensation, impairment of assets, and income taxes. The application of each of these critical accounting policies and estimates set forth under Item 5.E "Critical Accounting Policies and Estimates” of our 2022 Annual Report.

Emerging Growth Company Status
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable.
We are an “emerging growth company” as defined in Section 2(a) of the Securities Act and have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. We expect to remain an emerging growth company at least through the end of the 2023 fiscal year and we expect to continue to take advantage of the benefits of the extended transition period, although we may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.
As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, and (ii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).
We will also rely on certain reduced reporting and other requirements that are otherwise generally applicable to public companies.
Recent Accounting Pronouncements
Refer to Note 3 (Accounting Standard Updates) in the Condensed Consolidated Financial Statements included in this Report for more information about recent accounting pronouncements, the timing of their adoption and our assessment, to the extent we have made such an assessment, of their potential impact on our financial condition and our results of operations and cash flows.